Exhibit 99.1

Scotiabank provides update on COVID-19-related customer assistance programs

TORONTO, Sept. 15, 2020 /CNW/ - Scotiabank today is updating the amounts outstanding under its COVID-19-related customer assistance programs, as at August 31, 2020.

"Our customer assistance programs are working effectively across all of our markets," said Brian Porter, Scotiabank's President and Chief Executive Officer. "Our total deferral balances continue to decline while our customers continue to make their payments on time after their deferrals have expired. We expect the vast majority of the remaining balances to expire this quarter. Today, we are seeing signs for optimism as household spending continues to return to more normal levels and economic output continues to regain lost ground, even though the pandemic is having an uneven impact on economic recoveries."

The updated disclosure is available on the Bank's Investor Relations website.

Key highlights (as at August 31, 2020):

  Canadian Retail: $39 billion of active deferral exposure, down from $41.5 billion as of July 31, 2020. Active deferral exposure includes: mortgages of $37.3 billion, auto loans of $1.3 billion, credit cards of $0.1 billion, and other personal loans of $0.3 billion. Of deferrals which have expired, 96.8% of customers remain current on their payments.
  For customers whose mortgage deferrals have expired, 99% are current on their payments. For customers with active mortgage deferrals, approximately 40% are insured while the balance of uninsured mortgages have FICO scores on average greater than 750.
  77% of Canadian Personal Loan deferrals were for auto loans, reflecting Scotiabank's leading market share in automotive lending, and 94% of customers whose personal loan deferrals have expired remain current on their payments.
  International Retail: $12 billion of active deferral exposure, down from $18.1 billion as of July 31, 2020. 92% of international retail customers remain current on their payments on deferrals that have expired.
  Commercial and Small Business:

  The following figures relate to active deferral exposure and exclude amounts related to covenant relief requests. This differs from previous disclosures but is in line with industry practice.
    Canada: $1.6 billion of active deferral exposure, down from $1.9 billion as of July 31, 2020.
    International: $7.5 billion of active deferral exposure, down from $8.3 billion as of July 31, 2020.

Throughout the pandemic, Scotiabank has strived to support its customers with assistance programs for individuals and businesses that have helped to alleviate some of the challenges brought on by COVID-19.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.2 trillion (as at July 31, 2020), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit our website and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For investor inquiries only: Philip Smith, Investor Relations, philip.smith@scotiabank.com, 416-863-2866; For media inquiries only: Clancy Zeifman, Global Communications, clancy.zeifman@scotiabank.com, 416-933-1864

CO: Scotiabank

CNW 09:13e 15-SEP-20